Senmiao Technology Limited

16F, Shihao Square, Middle Jiannan Blvd.

High-Tech Zone, Chengdu

Sichuan, People’s Republic of China

May 26, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, NE

Washington, D.C. 20549

Attention: Taylor Beech, Nicholas Nalbantian

RE:	Senmiao Technology Limited
Registration Statement on Form S-1
Filed May 5, 2023
File No. 333-271689

Ladies and Gentlemen:

Senmiao Technology Limited (the “Company”) hereby requests that the above-captioned registration statement (the “Registration Statement”) be declared effective at 9:00 a.m., Eastern Time on Tuesday, May 30, 2022, or as soon thereafter as may be practicable.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at zhangxiaoyuan@ihongsen.com, or Elizabeth F. Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

/s/ Xiaoyuan Zhang
Xiaoyuan Zhang
Chief Financial Officer

cc: Elizabeth Fei Chen, Esq.